

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 13, 2010

<u>**Via Facsimile (212) 755-7306 and U.S. Mail**</u>
Mr. William J. Doyle
President and Chief Executive Officer
Potash Corporation of Saskatchewan Inc.
122-1st Avenue South, Suite 500
Saskatoon, Saskatchewan
Canada S7K 7G3

> **Re: Potash Corporation of Saskatchewan Inc.**
> **Schedule 14D-9**
> **Filed August 23, 2010, and amendments thereto**
> **File No.: 5-44283**

Dear Mr. Doyle:

We have limited our review to the issues we have addressed in our comments.

Please respond to this letter promptly by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We refer to statements attributed to Mr. Doyle that appear in a Globe & Mail article by Brenda Bouw and Boyd Erman dated October 7, 2010. Mr. Doyle is quoted as stating that Potash Corp.'s future share performance "would blow the doors off" a prior record high of $240 per share if the company remained independent. Please be mindful of whether company representatives' statements in support of the company's recommendation against the BHP offer are appropriately balanced. For example, as noted in prior comment 1 of our August 31, 2010 letter, statements regarding Potash's future performance should be balanced against statements acknowledging that future performance is not

assured. Refer generally to Section 14(e) of the Exchange Act of 1934. Please confirm your understanding.

2. We refer to the October 7th article referenced in the above comment. We note also statements made in the Schedule 14D-9/A filed on October 12, 2010. You continue to refer to ongoing negotiations involving alternatives to the BHP offer. We remind you of your prior responses to comments 7 and 8 in your letter dated September 3, 2010 in which you acknowledged the applicability of Item 1006(d)(1), inclusive of the Instruction to Item 1006(d)(1). Please reconfirm your understanding.

*   *   *

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Robert A. Profusek, Esq.
                        Jones Day